EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

April 15, 2019

AVINO ANNOUNCES Q1 2019 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce its first quarter 2019 production results from its Avino property near Durango, Mexico.

The silver equivalent production in Q1, 2019 decreased by 6% compared to Q1, 2018, primarily due to a shutdown of mill for a period of 7 days during the quarter to facilitate planned upgrades to the crushing circuit.

Consolidated Production Highlights for Q1 2019 (Compared to Q1 2018)

•	Silver equivalent production decreased by 6% to 615,019 oz*
•	Gold production decreased by 6% to 1,813 oz
•	Silver production decreased by 13% to 268,399 oz
•	Copper production increased by 10% to 1,062,702 lbs

* In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1304.40 oz Au and $2.82lb Cu. In Q1, 2018, AgEq was calculated using metals prices of $16.77 oz Ag, $1,330 oz Au and $3.16 lb Cu.

“The production results this quarter are reflective of the lower grades achieved, coupled with 7 days of lost production while upgrades to the crusher were being completed at the mill. The upgrades were significant to the overall operation as they will enable us to realize more consistent throughput from the crusher during the rainy season in Mexico.” said David Wolfin, President and CEO. “We continue to focus on profitable ounces and a considered approach to keeping costs controlled company-wide, particularly as we are experiencing lower metal prices.”

Consolidated Production Tables

Q1 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz		Copper Lbs	AgEq
Avino	100,922	112,315	1,097		958,071	379,798
San Gonzalo	17,901	70,759	187		-	86,406
Historic Above Ground Stockpiles	78,864	85,325	529		104,631	148,815
Consolidated	197,687	268,399	1,813		1,062,702	615,019
Q1 2019
Grade & Recovery by Mine		Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino		41	0.48	0.49	84%	71%	87%
San Gonzalo		188	0.54	-	65%	61%	-
Historic Above Ground Stockpiles		61	0.40	0.21	55%	52%	29%
Consolidated		62	0.45	0.37	71%	62%	62%

April 15, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q1 2019 Production Results

The mill circuit configuration in Q1 2019 was the same as Q4 2018 where Mill Circuit 1 processed material from San Gonzalo, Mill Circuit 2 processed material from San Luis, Mill Circuit 3 processed material from Elena Tolosa and Mill Circuit 4 processed material from the AHAG’s.

Avino Mine Production Highlights

	Q1 2019	Q1 2018	Quarterly Change
Total Mill Feed (dry tonnes)	100,922	120,631	-16%
Feed Grade Silver (g/t)	41	56	-27%
Feed Grade Gold (g/t)	0.48	0.58	-18%
Feed Grade Copper (%)	0.49	0.43	14%
Recovery Silver (%)	84%	81%	4%
Recovery Gold (%)	71%	68%	4%
Recovery Copper (%)	87%	84%	3%
Total Silver Produced (oz)	112,315	174,603	-36%
Total Gold Produced (oz)	1,097	1,544	-29%
Total Copper Produced (Lbs)	958,071	970,165	-1%
Total Silver Equivalent Produced (oz)*	379,798	480,315	-21%

* In Q1, 2019, AgEq was calculated using metals prices of $15.57oz Ag, $1304.40 oz Au and $2.82 lb Cu. In Q1, 2018, AgEq was calculated using metals prices of $16.77 oz Ag, $1,330 oz Au and $3.16 lb Cu.

Copper grades increased by 14%, compared to Q1 2018, and silver and gold grades decreased 27% and 18% respectively. The change in grades is due to variability in the deposit.

San Gonzalo Production Highlights

	Q1 2019	Q1 2018	Quarterly Change %
Total Mill Feed (dry tonnes)	17,901	20,186	-11%
Feed Grade Silver (g/t)	188	264	-29%
Feed Grade Gold (g/t)	0.54	1.07	-50%
Recovery Silver (%)	65%	79%	-17%
Recovery Gold (%)	61%	75%	-19%
Total Silver Produced (oz)	70,759	135,079	-48%
Total Gold Produced (oz)	187	521	-64%
Total Silver Equivalent Produced (oz)*	86,406	176,384	-51%

* In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1304.40 oz Au and $2.82 lb Cu. In Q1, 2018, AgEq was calculated using metals prices of $16.77 oz Ag, $1,330 oz Au and $3.16 lb Cu.

At San Gonzalo, the mine is approaching its end of life and the grades, recoveries and production have started to tail off. This is in line with our internal expectations.

April 15, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q1 2019 Production Results

Historic Above Ground Stockpiles Production Highlights

Q1 2019
Total Mill Feed (dry tonnes)	78,864
Feed Grade Silver (g/t)	61
Feed Grade Gold (g/t)	0.40
Feed Grade Copper (%)	0.21
Recovery Silver (%)	55%
Recovery Gold (%)	52%
Recovery Copper (%)	29%
Total Silver Produced (oz)	85,325
Total Gold Produced (oz)	529
Total Copper Produced (Lbs)	104,631
Total Silver Equivalent Produced (oz) calculated*	148,815

*In Q1, 2019, AgEq was calculated using metals prices of $15.57oz Ag, $1304.40z Au and $2.82lb Cu. In Q1, 2018, AgEq was calculated using metals prices of $16.77 oz Ag, $1,330 oz Au and $3.16 lb Cu.

Although recovery numbers look less favorable; due to the negligible cost of mining, the profit margin on this material is quite positive. We will continue to evaluate our feed and product mix to maximize profitability during the current metal price environment.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, and Inspectorate in the UK and LSI in the Netherlands.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Senior Technical Advisor, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

April 15, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q1 2019 Production Results

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.